

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2012

Via E-mail
Patrick Boisvert
Chief Financial Officer
Flagstone Reinsurance Holdings, S.A.
65 Avenue de la Gare
L-1611 Luxembourg, Grand Duchy of Luxembourg

Re: Flagstone Reinsurance Holdings, S.A.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 13, 2012
File No. 001-33364

Dear Mr. Boisvert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Loss Reserves, page 8

1. Your loss development table is presented net of reinsurance. Please revise your loss development table to present the information required by Industry Guide 6 on a gross basis for all fiscal years.

Item 6. Selected Financial Data, page 49

2. Please revise your filing to disclose your operating revenues for each fiscal year or explain to us how your disclosure of net premiums written comply the Instructions of Rule 301 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Financial Condition, Liquidity, and Capital Resources
Financial Condition
Loss and Loss Adjustment Expense Reserves, page 77

3. Please revise your disclosure to include a reconciliation of loss reserves for the fiscal year
    ended December 31, 2009 or explain to us how your disclosure meets the requirements of
    Industry Guide 6 to provide a reconciliation of claims reserves for three years. Refer to
    Item 2B(1) of the Guide. This comment also applies to your disclosure of loss reserves in
    Note 7 to the consolidated financial statements.

Item 8.   Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements

8.   Reinsurance, page 112

4. Please tell us why your reinsurance claims recoverable has increased from $22.1 million
    at December 31, 2010 to $271.2 million at December 31, 2011. Also tell us any
    significant balances by reinsurer, their credit ratings, and any collateral they have
    provided that supports your statement that "the Company has determined that no
    provision for doubtful debt is required."

19. Dividend Restrictions and Statutory Requirements, page 128

5. Please address the following:
    - With respect to your dividend restrictions, please revise to comply with ASC 944-
      505-50-1c. and rule 4-08(e)(1) and (2) of Regulation S-X to disclose the amount of
      consolidated retained earnings that is not available for the payment of dividends to
      stockholders.
    - Please disclose the amounts of restricted net assets for unconsolidated subsidiaries
      and consolidated subsidiaries as of the end of the most recently completed fiscal year.
      Refer to rule 4-08(e)(3)(ii) of Regulation S-X.
    - We note that you provided certain data that complies with ASC 944-505-50-1a and b
      for Bermuda. Please revise to remove reference to this data as unaudited as it is
      required by GAAP. Also, please revise to provide this data for insurance operations
      in all jurisdictions.
    - You are, or own, a foreign insurance entity that does not have a U.S insurance
      subsidiary and your financial statements are presented in U.S. GAAP. Please revise
      your disclosure to comply provide the disclosures required by ASC 944-505-50-5.
    - Provide the disclosure required under ASC 944-505-50-6, as applicable, or tell us that
      no such regulatory event would have been triggered.
    - Please revise your disclosure to include the amount of statutory net income or loss for
      each period as required by rule 7.03(a)(23)(c) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Don Abbott, Senior Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant